Exhibit 99.5

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RiT ANNOUNCES FORMATION OF ITS NEW RiT WIRELESS DIVISION

New Division to Focus Exclusively on RiT’s Disruptive Beamcaster™
 Indoor Wireless Optical Network Solution

Tel Aviv, Israel – April 25, 2013 – RiT Technologies (NASDAQ: RITT) today announced that it has formed the RiT Wireless Division to focus on the marketing, sales and further development of its Beamcaster products. The new division will operate in both the United States and Israel and will be led by Motti Hania, Deputy CEO of RiT Technologies Ltd.

“We are extremely excited about the potential of our game-changing new Beamcaster product family and its potential to become the future standard for indoor wireless networking,” said Dr. Vadim Leiderman, RiT’s President and CEO. “By separating out the Beamcaster products, we will be able to focus management attention on their launch, ongoing rollout and the continued development of the technology.”

RiT Wireless’s Beamcaster eliminates the trade-off between Wi-Fi’s ease-of-installation and flexibility with the high-security needed in today’s office environments. It brings a unique approach to open-space networking that delivers the ultra-high bandwidth of structured cabling without the related infrastructure expenses while being 100% hackproof.

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Julia Geva, AVP Marketing
+972-77-270-7310
julia.geva@rittech.com